SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.	Name of fund:

Duff & Phelps Utility and Corporate Bond Trust Inc. (the “Fund” or the “Applicant”)

3.	Securities and Exchange Commission File No.:

811-07358

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

200 South Wacker Drive, Suite 500 Chicago, Illinois 60606

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lawrence R. Hamilton, Esq.	Adam D. Kanter, Esq.
Mayer Brown LLP	Mayer Brown LLP
71 South Wacker Drive	1999 K Street NW
Chicago, Illinois 60606	Washington, DC 20006
(312) 701-7055	(202) 263-3164

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Duff & Phelps Investment Management Co.
200 South Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn: William J. Renahan, Chief Compliance Officer
(312) 917-6549

8.	Classification of fund (check only one):

	☒	Management company;
	☐	Unit investment trust; or
	☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Duff & Phelps Investment Management Co. 200 South Wacker Drive, Suite 500 Chicago, Illinois 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): Not applicable (b) Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

November 23, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

February 22, 2021

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The merger of the Fund into DNP Select Income Fund Inc. (the “Surviving Fund’) was completed on March 8, 2021. In the merger, the Fund’s outstanding shares of common stock were converted into newly-issued shares of common stock of the Surviving Fund. The aggregate net asset value of the shares of the Surviving Fund’s common stock received by the Fund’s common stockholders in the merger was equal to the aggregate net asset value of their holdings of the Fund’s shares of common stock as determined at the close of business on March 5, 2021, less the expenses of the merger; provided, that stockholders received cash in lieu of fractional shares of the Surviving Fund’s common stock (unless their shares were held through a dividend reinvestment plan account that allows for fractional shares).

(b)	Were the distributions made on the basis of net assets?

	☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

	☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Each share of common stock of the Fund was converted into 1.055545 shares of common stock of the Surviving Fund.

(e)	Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐	Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The Fund had outstanding borrowings under a credit facility agreement. Such outstanding borrowings were assumed by the Surviving Fund under the Surviving Fund’s credit facility agreement with the same lender.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

	☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

	☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐	Yes	☒	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$457,531

(ii)	Accounting expenses:	$-0-

(iii)	Other expenses (list and identify separately):

(a)	Printing, mailing and solicitation:	$82,326
(b)	Account transfer and share exchange	$48,750
(c)	Audit fees:	$5,000

(d)	Miscellaneous:	$919

(iv)	Total expenses (sum of lines (i)-(iii) above):	$594,526

(b)	How were those expenses allocated?

On March 8, 2021, the Fund was merged with and into the Surviving Fund. Pursuant to the Agreement and Plan of Merger between the Fund and the Surviving Fund, expenses incurred in connection with the merger were paid solely by the Fund.

(c)	Who paid those expenses?

The Applicant.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

DNP Select Income Fund Inc.

(b)	State the Investment Company Act file number of the fund surviving the merger:

811-04915

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Merger was filed with the Commission in the Surviving Fund’s Registration Statement on Form N-14 (File No. 333-251313) on January 19, 2021. It was included as Exhibit A to the Joint Proxy Statement/Prospectus included therein.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Duff & Phelps Utility and Corporate Bond Trust Inc.; (ii) he is the Vice President and Secretary of Duff & Phelps Utility and Corporate Bond Trust Inc.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Duff & Phelps Utility and Corporate Bond Trust Inc.

By:	/s/ William J. Renahan

Name: William J. Renahan
Title: Vice President and Secretary